Exhibit 23.2

            Consent of Independent Registered Public Accounting Firm

The Board of Directors
Incentra Solutions, Inc.

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-114634 and 333-114605) pertaining to the 2000 Equity Incentive Plan and a Termination and Share Transfer Agreement of Incentra Solutions, Inc. (formerly known as Front Porch Digital, Inc.) of our report dated September 6, 2003 (except Note 17, as to which the date is December 17, 2003), with respect to the consolidated financial statements of ManagedStorage International, Inc. as of and for the years ended December 31, 2002 and 2001, which report appears in this Form 8-K/A of Incentra Solutions, Inc. dated August 18, 2004.

                                                     /s/ Ernst & Young

Denver, Colorado
January 4, 2005